EXHIBIT 99.8

Press Release

Annual Shareholders’ Meeting to be held on June 1st, 2018

Paris, March 14, 2018 – The Board of Directors of TOTAL S.A. met on March 14, 2018 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided to call the Annual Shareholders’ Meeting on June 1st, 2018.

The notice of the meeting will be published in the Bulletin des Annonces Légales Obligatoires (Mandatory Legal Notice Bulletin) on March 21st, 2018 and will be available on the Company’s website.

In particular, upon the proposal of the Governance and Ethics Committee, chaired by Mrs. Patricia Barbizet, Lead Independent Director, the Board of Directors decided to propose to the Annual Shareholders’ Meeting to renew for a period of three years the terms as Directors of Mr. Patrick Pouyanné, Mrs. Anne-Marie Idrac, and Mr. Patrick Artus, whose existing terms expire following this Annual Shareholders’ Meeting.

Subject to the renewal of Mr. Patrick Pouyanné as a Board Member by the Annual Shareholders’ Meeting, the Governance and Ethics Committee proposed to the Board of Directors to decide during its meeting on June 1st, 2018 following the Annual Shareholders’ Meeting, to renew the term of Mr. Patrick Pouyanné as Chairman of the Board and Chief Executive Officer, for the time of his term as Board Member, hence until the Annual Shareholders’ Meeting taking place in 2021 and to approve the 2020 accounts. The Board of Directors has approved this proposal.

In addition, the Board of Directors approved the financial resolutions which will be proposed at the Annual Shareholders’ Meeting.

Finally, the Board of Directors examined and approved the documents which will be submitted to the Annual Shareholders’ Meeting on June 1st, 2018, including the Management Report on the Group’s situation. This Report of the Board is integrated into the Company’s 2017 Registration Document, which will be available on the Company’s website. The document includes notably a description of the main risks to which the Group is exposed.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.